EXHIBIT 99.1

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 25, 2014

Seabridge Gold Files Preliminary Shelf Prospectus and
Registration Statement

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announced today that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the Provinces of Ontario, Alberta and British Columbia and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (SEC).

Seabridge Chairman and CEO Rudi Fronk commented that: “Following the closing this week of our $13.8 million financing, we do not currently have any plans to arrange additional funding. The purpose of this shelf prospectus is to give us greater flexibility should additional funding be required in the future. The dollar limit noted in the filing does not reflect a considered estimate of future financing requirements, which will depend upon future developments and are unknowable at this time."

The shelf prospectus filings, when final, will allow Seabridge to make offerings of common shares up to an aggregate total of Cdn$100 million during the 25-month period that the final short form base shelf prospectus remains effective. Common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplements and, subject to applicable regulations, may include at-the-market transactions, public offerings or strategic investments.  The net proceeds from any sale of the common shares will be used for general corporate purposes, including funding future exploration and development work on the Company's two material assets, the KSM Project and the Courageous Lake Project. More detailed information regarding the use of proceeds from a sale of common shares will be included in the applicable prospectus supplement.

A copy of the preliminary short form base shelf prospectus, the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained by request to the Assistant Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1, Canada (Telephone: 1-416-367-9292)

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities legislation (both are referred to herein as “forward-looking statements). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to whether resources will be increased and such increase will more than offset dilution. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results, including the ability of the Company to successfully close any financing pursuant to the short form base shelf prospectus and corresponding registration statement, to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2013 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net